SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______________ to _____________

Commission file number: 0-19599

World Acceptance Corporation
Retirement Savings Plan
108 Frederick Street
Greenville, South Carolina 29607
(Full title of the plan and the address of the plan)

World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2008 and 2007
   Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2008 and 2007
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2008

(b)	The following Exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit 23
Consent of Independent Registered Public Accounting Firm

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule I – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008	13

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
World Acceptance Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of World Acceptance Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ KPMG LLP

Greenville, South Carolina
June 26, 2009

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value
Money market funds	$49,103	$57,181
Pooled separate accounts	9,728,880	14,643,392
Common stock	883,766	1,074,398
Stable asset fund	5,708,864	4,288,852
Total investments	16,370,613	20,063,823

Receivables:
Participant Loans	1,163,665	840,629
Employer's contributions	88	44,676
Participants' contributions	211	109,155
Total receivables	1,163,964	994,460
Total assets	17,534,577	21,058,283
Liabilities:
Refund payable for excess contributions	37,769	164,128
Net assets available for benefits, at fair value	17,496,808	20,894,155
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	163,656	114,430
Net assets available for benefits	$17,660,464	$21,008,585

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Investment income (loss):
Net depreciation in fair value of investments	$(6,255,311)	(661,031)
Interest and dividend income	633,041	1,081,561
Total investment income (loss)	(5,622,270)	420,530
Contributions:
Employer	1,110,721	1,018,737
Employee	2,746,251	2,543,487
Rollovers	22,321	1,765
Total contributions	3,879,293	3,563,989
	(1,742,977)	3,984,519

Benefits paid to participants	1,605,144	1,418,384
Total deductions	1,605,144	1,418,384

Net (decrease) increase in net assets	(3,348,121)	2,566,135
Net assets available for benefits at beginning of year	21,008,585	18,442,450
Net assets available for benefits at end of year	$17,660,464	21,008,585

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of Plan

The following description of the World Acceptance Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which was formed in February 1993, is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the Plan Sponsor or Employer), who meet certain eligibility requirements, may elect to become participants in the Plan.  Reliance Trust Company is the Plan’s trustee.  However, Reliance is only the custodian of the World Stock fund.  The Standard is the custodian of all other Plan assets.

(b)	Administrative Costs

Substantially all administrative costs of the Plan are paid by the Plan.

(c)	Contributions

The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts.  The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer’s board of directors. In applying the matching percentage, only employee contributions up to a maximum of 6% of compensation are eligible. The Plan Sponsor may also contribute a discretionary non-elective Employer contribution as determined annually by the board of directors.

Effective January 1, 2002, the Plan adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001, which allows certain participants a $5,000 catch-up contribution in  2008 and 2007.  Catch-up contributions totaled $47,312 in 2008 and $34,697 in 2007.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007
(e)	Vesting

Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Percent of
nonforfeitable
Years of service	interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

(f)	Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options.  Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than four times annually.

(g)	Participant Loans Receivable

The Plan allows participants to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as deductions from participant accounts and accounted for separately.  Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

(h)	Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

(i)	Forfeitures

Forfeitures are used to reduce employer contributions to the Plan.   Forfeitures used as a reduction of employer contributions were $51,472 and $56,893 in 2008 and 2007, respectively.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

       (b)       Investments

At December 31, 2008 and 2007, the Plan’s investments included money market funds, pooled separate accounts, World Acceptance Corporation common stock and the Stable Asset Fund.  Pooled separate accounts and World Acceptance Corporation common stock are stated at fair value based on the most current quoted market prices.  The Stable Asset Fund represents a deposit administration contract.  See Note 6 “Deposit Administration Contract” for a further description of this contract.   Money market funds are stated at net asset value.  Purchases and sales are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Effective December 1, 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans. Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value with an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  Implementation of this FSP had no net impact on the net assets of the Plan and only affects the presentation of the investments within the Plan’s statements of net assets available for benefits in the Trust.  This FSP impacts the Plan’s Stable Asset Fund further described in  Note 6 “Deposit Administration Contract.”

(c)	Participant Loans Receivable

Participant loans are carried at their unpaid principal balance, which approximates fair value.

(d)	Contribution Refund

Refunds payable to participants at December 31, 2008 and 2007 were $37,769 and $164,128, respectively. These refunds were due to excess contributions, which were refunded to participants in 2009 for the year ended December 31, 2008 and in 2008 for the year ended December 31, 2007.

(e)	Payment of Benefits

Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Investment Risk

The Plan provides for various pooled separate account investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(h)     New Accounting Pronouncements

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of the FASB Statement No. 109 (“FIN 48”).  FIN 48 requires an entity to determine whether it is more-likely-than-not that a tax position will be sustained in the event of examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.  The adoption of FIN 48 did not have a material impact on the Plan’s financial statements.

On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually.  In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3). FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.  See Note 8 “Fair Value” for additional disclosures regarding the fair value of financial instruments.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  Management is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

In May 2008, the Financial Accounting Standards Board issued SFAS No. 162 (“SFAS 162”), The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the “Hierarchy”). The Hierarchy within SFAS 162 is consistent with that previously defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 is not expected to have a material effect on the Plan’s financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, World Acceptance Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The Plan has adopted a prototype plan designed by PFPC, Inc.  The prototype plan obtained an opinion letter dated August 7, 2001, which states that the form of the plan identified as a prototype non-standardized profit sharing plan with CODA is acceptable under Section 401 of the Internal Revenue Code (the "Code") for use by employers for the benefit of their employees.  The Plan has been amended since adopting the prototype plan, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and believes that the Plan continues to qualify and to operate as designed.

As the result of an examination by the Internal Revenue Service for the 2002 Plan year, corrective employer contributions were made on February 15, 2007 and accepted by the Internal Revenue Service June 4, 2007.  The total amount of contributions, including earnings, was $34,576 and resulted from the failure of the Plan Sponsor to defer and match contributions related to Christmas bonus compensation and errors in vesting on participants who received a distribution  In addition, the Plan Sponsor  was required to pay a sanction to the Internal Revenue Service of $60,000.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Investments and Net Appreciation in Fair Value of Investments

The following presents individual investments at fair value that represent 5% or more of the Plan’s net assets:

	December 31,

	2008	2007

Stable Asset Fund II	$5,708,864	4,288,852
Harbor International Instl Fund	1,405,808	*
Vanguard Extended Market Index Fund	1,380,313	1,862,031
Vanguard Morgan Growth Fund	1,319,933	2,006,269
Davis New York Venture Y Fund	1,245,295	1,820,617
BlackRock LC Value I Fund	906,680	1,329,791
Rainier Small/Mid Cap Eq Instl Fund	902,598	1,350,751
World Acceptance Corp. common stock	883,766	1,074,398
Allianz NFJ Small Cap Value Fund	*	1,027,892
Dodge and Cox Instl Stock Fund	*	2,219,314

* The investment was either not part of the Plan or was less than 5% of the Plan’s net assets available for Plan benefits in this year.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,255,311 and $661,031, respectively, as follows:

	2008	2007

Pooled Separate Accounts	$(6,141,577)	106,447
Common Stock	(113,734)	(767,478)
	$(6,255,311)	(661,031)

(6)	Deposit Administration Contract

The Stable Asset Fund II represents a deposit administration contract (Contract) entered into by the Plan with the Plan’s recordkeeper, Standard Insurance Company (Standard).  Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard.  The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard.  The Contract is included in the financial statements at contract value.  Contract value approximates fair value, as the contract crediting rate resets quarterly and the Contract is fully benefit-responsive.  Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the Contract, plus earnings, less withdrawals and administrative expenses.  There are no reserves against contract value for credit risk of Contract issuer or otherwise.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The contract crediting rate is established at the end of each quarter and is guaranteed for five years.  Because the contract crediting rate is subject to reset at the end of each quarter at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value equals the contract crediting rate.  The effective annual crediting rate and yield for the Contract was approximately 3.7% for the years ending December 31, 2008 and 2007.

There are no events that limit the ability of the plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer.  Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.  Standard may terminate the contract with 30 days advance written notice to the contract owner.

(7)	Related Party Transactions

Certain Plan assets are units of pooled separate accounts and deposit administration contracts managed by Standard.  Standard is the Recordkeeper as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The Recordkeeper receives investment and administrative fees as a result of these activities.  Interest income of  $184,504  and $162,202  were paid by the Recordkeeper to the Plan in 2008 and 2007.  The Plan assets also include shares of World Acceptance common stock.  The Company is the Plan Sponsor, therefore, these investment transactions qualify as party in interest transactions.  Investment in company stock is participant directed.

(8)	Fair Value

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards Board (SFAS) No. 157, “Fair Value Measurements” for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

o           Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

o           Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in market that are less active.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

o           Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market funds	$49,103	$-	$-	$49,103
Pooled separate accounts	-	9,728,880	-	9,728,880
Common stock	883,766	-	-	883,766
Stable asset fund	-	-	5,708,864	5,708,864
Total investments - fair value	$932,869	$9,728,880	$5,708,864	$16,370,613

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Stable Asset Fund

Balance, beginning of the year	$4,288,852
Interest	184,504
Unrealized losses related to instruments still held at the reporting date	(49,226)
Purchases, sales, issuance, and settlements (net)	1,284,734
Balance, end of year	$5,708,864

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

Money market funds:  Stated at net asset value, which approximates fair value.

Pooled separate accounts:  Valued at the net asset value based principally on quoted market price.

Common stock:  Valued at its quoted market price.

Stable asset fund:  Stated at contract value which approximates fair value.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$17,660,464	$21,008,585
Less: Adjustment to fair value for fully benefit-responsive
investment contracts	(163,656)	(114,430)
Net assets available for benefits per the Form 5500	$17,496,808	$20,894,155

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	2008	2007
Total investment income (loss) per the financial statements	$(5,622,270)	$420,530
Change in adjustment to fair value for fully benefit-responsive
investment contracts	(49,226)	(114,430)
Total investment income (loss) per the Form 5500	$(5,671,496)	$306,100

Schedule 1
WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
(a)	(b)	Description of investment
Party	Identity of issue,	including maturity date, rate of		(e)
in-	borrower, lessor,	interest, collateral,	(d)	Current
interest	or similar party	par or maturity value	Cost	value
	Money Market Funds:
	Fidelity	Fidelity Institutional Money Market FDS T	**	$49,103

	Pooled separate accounts:
*	Standard Insurance Company	Separate Account A GE Strategic Investment Y	**	212,345
*	Standard Insurance Company	Separate Account A Harbor Bond Instl	**	468,086
*	Standard Insurance Company	Separate Account A Oppenheimer Main St Small Cap Y	**	70,114
*	Standard Insurance Company	Separate Account A BlackRock LC Value I	**	906,680
*	Standard Insurance Company	Separate Account A Davis New York Venture Y	**	1,245,295
*	Standard Insurance Company	Separate Account A Vanguard 500 Index Signal	**	262,077
*	Standard Insurance Company	Separate Account A Goldman Sachs Mid Cap Value I	**	575,140
*	Standard Insurance Company	Separate Account A Vanguard Morgan Growth Adml	**	1,319,933
*	Standard Insurance Company	Separate Account A Vanguard Extended Market Index	**	1,380,313
*	Standard Insurance Company	Separate Account A Rainier Small/Mid Cap Eq Instl	**	902,598
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value	**	711,379
*	Standard Insurance Company	Separate Account A Jennison Small Company Z	**	120,530
*	Standard Insurance Company	Separate Account A Oppenheimer Global Y	**	148,582
*	Standard Insurance Company	Separate Account A Harbor International Instl	**	1,405,808

*	Participant Loans	Interest rates from 5.0% to 8.25% and maturity dates through September 1, 2018	$0.00	1,163,665

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	883,766

	Deposit Administration Contract:
*	Standard Insurance Company	Stable Asset Fund II	**	5,708,864

		Total		$17,534,278

* Indicates party-in-interest to the Plan.
** Cost information has not been included in column (d) because all investments are participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION

RETIREMENT SAVINGS PLAN

	By:	World Acceptance Corporation Retirement

Savings Plan Advisory Committee

Date: June 26, 2009	By:	/s/ A. Alexander McLean, III
A. Alexander McLean, III, Committee Member,
Chairman and Chief Executive Officer

	By:	/s/ Kelly M. Malson
Kelly M. Malson, Committee Member, Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.                                   Document

23	Consent of KPMG LLP